Mail Stop 3720

August 31, 2006

Mr. Michael T. Moscinski
Chief Financial Officer
Integrated Alarm Services Group, Inc.
99 Pine Street, 3rd Floor
Albany, New York 12207

      Re: **Integrated Alarm Services Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006

              Form 10-Q for Fiscal Quarter Ended June 30, 2006
              File No. 000-50343

Dear Mr. Moscinski:

We have reviewed your supplemental response letter dated July 28, 2006 as well as your filings and have the following comments. As noted in our comment letter dated June 22, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis, page 17

Attrition, page 21

Wholesale Business Segment, page 21

1. We note your response to comment 1. Please confirm for us that you will disclose the change in goodwill allocation of approximately $1.2 million in your segment footnote in future filings.

2. Summary of Significant Accounting Policies, page F-8

Goodwill, page F-13

2. In light of the fact that your common stock traded below its book value for the 2nd quarter 2004 and throughout 2005, explain to us in greater detail how you determined that goodwill was not impaired at December 31, 2005. For each reporting unit, tell us whether its carrying amount exceeded its fair value and how you considered your market capitalization in assessing the reasonableness of your fair value calculation.

15. Segment and Related Information, page F-35

3. We refer to your response to comment 13. We note from page 3 of Exhibit A that your CODM received financial information based on the categories "Albany", "PSI(Inc. Apex)" and "Las Vegas (Inc. NACC-Retail)" for the 2nd quarter of 2005. Please tell us what each of these categories represent and why you do not believe that they each represent an operating segment as defined by paragraph 10 of SFAS 131.

4. We note from your disclosure in the last paragraph on page F-35 that management has determined that income (loss) before income taxes is the appropriate operating segment performance measure. We further note that you had combined income before income taxes for the "Alarm Monitoring Wholesale Services" segment and "Alarm Monitoring Retail Services" segment of $6.5 million for 2005, and consolidated loss before income taxes of $21,769 million for 2005. In future filings, please disclose the nature of any differences in the measurement of your reportable segments income (loss) before taxes and the measurement of your consolidated income (loss) before taxes. For example, you should disclose the specific expenses that are not allocated to your reportable segment's measure of income (loss) before taxes. Refer to paragraph 31b. of SFAS 131 for guidance. Please provide us with this information in your response letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

8. Disposal of Assets

5. Please explain to us in greater detail how you accounted for the sale of your alarm contracts in Colorado, Idaho and Utah and other assets and liabilities. Explain to us in more detail why you did not write off the assets and liabilities transferred, record the promissory note received, and record a gain at the time of sale. Clarify for us why there is a sales price adjustment for an attrition guarantee. Also, explain how the fact that you will continue to provide the monitoring and billing services until the note is paid has affected your accounting treatment for this transaction. Please also tell us

how you account for the interest payments received. Reference all authoritative, pertinent GAAP literature that supports your accounting.

6. Further, refer to your balance sheet and explain to us your GAAP basis for classifying the assets and liabilities transferred in this transaction as Assets of business transferred and Liabilities of business transferred, respectively. Tell us whether you consider these assets and liabilities to be a disposal group held for sale in accordance with paragraph 30 of SFAS 144.

7. Please quantify in future filings the amount the sales price may be adjusted for the attrition guarantee and the amount of attrition necessary in order to trigger an adjustment. You should also disclose the amount of attrition to date and the likelihood of triggering a sales price adjustment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director